71061349

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                         The United Illuminating Company
   --------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     910637
   --------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]   Rule 13d-1(b)

          [ ]   Rule 13d-1(c)

          [X]   Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

                               SCHEDULE 13G
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CUSIP No. 910637                                               Page 2 of 5 Pages
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    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSONS

          DTC Holdings Corporation (f/k/a/ American Ranger, Inc.)
          52-1488240
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OR ORGANIZATION
                   Delaware
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      NUMBER OF         5   SOLE VOTING POWER
 SHARES BENEFICIALLY        212,000
       OWNED BY       ----------------------------------------------------------
         EACH           6   SHARED VOTING POWER
      REPORTING             0 shares
        PERSON        ----------------------------------------------------------
         WITH           7   SOLE DISPOSITIVE POWER
                            212,000
                      ----------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER
                            0 shares
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           212,000
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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                   [X]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            1.5%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
           HC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               The United Illuminating Company

Item 1(b).     Address of Issuer's Principal Executive Offices:

               157 Church Street
               New Haven, CT 06510

Item 2(a).     Name of Person Filing:

               DTC Holdings Corporation (f/k/a American Ranger, Inc.) (the "reporting person")

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               One Commercial Plaza
               Hartford, Connecticut 06103

Item 2(c).     Citizenship:

               Delaware

Item 2(d).     Title of Class of Securities:

               common stock, no par value ("Common Stock")

Item 2(e).     CUSIP Number:

               910637

Item 3. If this statement is filed pursuant to Rule 13d-1(c), check this box. [ x ]

Item 4.        Ownership.*

               (a)  Amount Beneficially Owned: 212,000 shares

               (b)  Percent of Class: 1.5 %

               (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: 212,000 shares

              (ii)  Shared power to vote or to direct the vote: 0 shares

             (iii)  Sole power to dispose or to direct the disposition of:
                    212,000 shares

              (iv)  Shared power to dispose or to direct the disposition of:
                    0 shares

* This schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the (i)


                               Page 3 of 5 Pages

79,200 shares of Common Stock, or 0.6% of the shares of Common Stock outstanding, owned by Cheryl A. Chase, (ii) 562,000 shares of Common Stock, or 3.9% of the shares of Common Stock outstanding, owned by Rhoda L. Chase, (iii) 233,300 shares of Common Stock, or 1.6% of the shares of Common Stock outstanding, owned by Arnold L. Chase, (iv) 146,000 shares of Common Stock, or 1.0% of the shares of Common Stock outstanding, owned by The Darland Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries, (v) 81,000 shares of Common Stock, or 0.6% of the shares of Common Stock outstanding owned by The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family, (vi) 33,000 shares of Common Stock, or 0.2% of the shares of Common Stock outstanding owned by The Cheryl Chase and Stuart Bear Family Foundation, Inc., a charitable foundation established by members of the Chase family, or (vii) 26,500 shares of Common Stock, or 0.2% of the shares of Common Stock outstanding owned by The Sandra and Arnold Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family.

     David T. Chase may be deemed to be a beneficial owner of 79,000 of the shares of Common Stock referred to in clause (i) of the immediately preceding sentence, 225,000 of the shares of Common Stock referred to in clause (iii) of the immediately preceding sentence and all of the shares of Common Stock referred to in clauses (ii) and (iv) of the immediately preceding sentence.

     DTCHC, formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of DTCHC and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (42.34%), Rhoda L. Chase (6.30%), Arnold L. Chase (4.21%), Cheryl A. Chase (7.58%), Arnold Chase Accumulation Trust I (3.65%), Arnold Chase Accumulation Trust II (7.57%), Cheryl A. Chase Accumulation Trust I (3.32%), Cheryl A. Chase Accumulation Trust II (6.53%), five trusts for the benefit of Arnold Chase's children of which Stanley N. Bergman and Arnold Chase are co-trustees (6.06% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (6.06% in the aggregate), The Dara Freedman Grantor Trust for the benefit of Dara Freedman of which Kenneth Musen is trustee (1.75%), and The Sandra Chase Grantor Trust for the benefit of Sandra Chase and her children of which Kenneth Musen is trustee (4.63%).

     This filing is being made because of the relationships between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


                               Page 4 of 5 Pages

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001
                                           DTC Holdings Corporation

                                           By:/s/ Cheryl A. Chase
                                           --------------------------
                                           Name: Cheryl A. Chase
                                           Title: Executive Vice President


                               Page 5 of 5 Pages